IASG Announces Authorization of a Common Stock Repurchase Plan

ALBANY, N.Y. - October 27, 2005--Integrated Alarm Services Group, Inc. (NASDAQ: IASG) announced today the Company's Board of Directors has authorized an initial plan to repurchase up to $2.5 million of IASG common stock. This sum is the current maximum permitted under note indentures. The Company intends to make repurchases from time to time in the open market at prevailing market prices or in negotiated transactions off the market. The repurchase is expected to continue through March 17, 2006, unless extended or shortened by the Board. The plan will be reviewed periodically by the Board. Common stock repurchases will be funded from cash provided by operations. The timing and amount of any repurchases will be at the discretion of the Company's management.

In announcing the Board of Directors' action, Timothy M. McGinn, IASG's Chairman and CEO said, "I am pleased by this action taken by the Board. Valuations of alarm contract portfolios continue to experience an upward bias. In spite of this, our share price trades at a significant discount to book value."

About IASG

Integrated Alarm Services Group provides total integrated solutions to independent security alarm dealers located throughout the United States to assist them in serving the residential and commercial security alarm market. IASG's services include alarm contract financing including the purchase of dealer alarm contracts for its own portfolio and providing loans to dealers collateralized by alarm contracts. IASG, with 5,600 independent dealer relationships, is also the largest wholesale provider of alarm contract monitoring and servicing. For more information about IASG please visit our web site at http://www.iasg.us.

This press release may contain statements, which are not historical facts and are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements contain projections of IASG's future results of operations, financial position or state other forward-looking information. In some cases you can identify these statements by forward looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "should", "will", and "would" or similar words. You should not rely on forward-looking statements because IASG's actual results may differ materially from those indicated by these forward looking statements as a result of a number of important factors. These factors include, but are not limited to: general economic and business conditions; our business strategy for expanding our presence in our industry; anticipated trends in our financial condition and results of operation; the impact of competition and technology change; existing and regulations effecting our company and business, and other risks and uncertainties discussed under the heading "Risks Related to our Business" in IASG's Form 10-K report for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on June 13, 2005, and other reports IASG files from time to time with the Securities and Exchange Commission. IASG does not intend to and undertakes no duty to update the information contained in this press release.

CONTACT:
Integrated Alarm Services Group, Inc.
Investor Relations:
Joseph L. Reinhart
518 426-1515